

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2008

Mr. Ming Wong
Devonshire Resources Ltd.
21 Water Street, Suite 400
Vancouver, British Columbia, V6B 1A1
Canada

> **Re:** **Devonshire Resources Ltd.**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed January 2, 2008**
> **Response Letter Dated June 6, 2008**
> **File No. 0-51236**

Dear Mr. Wong:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A1 for the Fiscal Year Ended June 30, 2007

General

1. We note that you have amended your filing in an effort to address some of the issues raised in prior correspondence. However, your amended filing is incomplete because it omits sections where revisions in disclosure would be necessary to comply with prior comments; including all sections having reference to shares, options or warrants that were unadjusted for your reverse stock split (e.g. Items 4, 5, 6, 7, 8, and 9).

   Please amend your filing to include the complete text of each Item amended in response to prior comments, including all Items having information that would otherwise be inconsistent with your revised financial statements.

2.   We note that you have not included updated certifications from your principal executive and principal financial officers with your amended filing, contrary to the requirements of Rule 12b-15 of Regulation 12B. Please comply with your reporting obligations.

Selected Financial Data, page 5

3.   We note that you have added disclosure in response to prior comment 1 of selected financial data pertaining to your fiscal periods ended June 30, 2004 and June 30, 2005 as required by Item 3.A. of Form 20-F. However, you have omitted disclosure about risk factors, information which is also required under Item 3. Please comply with Rule 12b-15 of Regulation 12B, which requires that you include the complete text of each Item having disclosure that is revised when amending your filing.

Financial Statements

Audit Opinion

4.   We note that you included an audit opinion in your amendment covering your fiscal years ending June 30, 2006 and 2005 in response to prior comment 2. However, although you indicated in your response that no reliance would be placed by your current auditor on the work of the prior auditor, your current auditor continues to indicate such reliance in the introductory paragraph of the opinion, while also indicating that the cumulative period would be covered by the audit, both points being inconsistent with the third paragraph of that audit opinion. Further, in your response, you stated that you would label the cumulative information as being unaudited, which is not consistent with the presentation in the amended filing. Since your prior auditor has audited the cumulative period through June 30, 2006; we do not see why your current auditor would not extend audit coverage to the cumulative period through June 30, 2007, with or without expressing reliance on the work of your prior auditor. In any case, you will need to resolve these inconsistencies with your current and prior auditors and amend your filing accordingly.

Note 14- Reconciliation of Canadian and United States Generally Accepted Accounting

Principles, page 21

Statement of Cash Flow Difference, page 23

5.   We note that you have added disclosure about restricted cash in response to prior comment 4, although you did not explain how this reconciles to the negative cash item you reported for U.S. GAAP purposes. We also see that you removed the U.S. GAAP "Statement of cash flow difference" that had revealed material differences between Canadian and U.S. GAAP for operating and investing cash flows. You are required to provide disclosure quantifying such differences under Item 17(c)(2)(iii) of Form 20-F. You may comply with this requirement by providing tabular disclosure reconciling the totals of each category of cash flows under Canadian GAAP to the corresponding amounts that would be reported under U.S. GAAP. If you find differences that were not apparent in your prior disclosure, you should also provide error correction disclosures, explaining why the restated amounts differ from the previously reported amounts.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief